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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            -----------------------


                               SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)

                            -----------------------

                              ASA HOLDINGS, INC.
                               (Name of Issuer)

                             DELTA AIR LINES, INC.
                        DELTA AIR LINES HOLDINGS, INC.
                                DELTA SUB, INC.
                                   (Bidders)
                            -----------------------

                         Common Stock, $0.10 Par Value
                        (Title of Class of Securities)
                            -----------------------

                                  04338Q 10 7
                     (CUSIP Number of Class of Securities)
                            -----------------------


                           Robert S. Harkey, Esquire
                    Senior Vice President - General Counsel
                             Delta Air Lines, Inc.
                   Hartsfield Atlanta International Airport
                               Atlanta, GA 30320
                                (404) 715-2387

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                   and Communications on Behalf of Bidders)
                            -----------------------

                                With Copies to:

                                Joseph Rinaldi
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                              New York, NY 10017
                                (212) 450-4000

                            -----------------------


                               February 22, 1999


     (Date Tender Offer First Published, Sent or Given to Security Holder)


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            CUSIP No. 04338Q 10 7
            ---------------------

                                    14D-1/A

1.       NAMES OF REPORTING PERSONS

         IRS IDENTIFICATION NOS. ABOVE PERSONS (ENTITIES ONLY)

         DELTA AIR LINES, INC.

         IRS IDENTIFICATION NO. 58-0218548


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                       (b) [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS

         BK; WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITE 2(e) OR 2(f)
                                                                           [ ]
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE


7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,995,000


8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                           [ ]


9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         28%


10.      TYPE OF REPORTING PERSON

         CO

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            CUSIP No. 04338Q 10 7
            ---------------------

                                    14D-1/A


1.       NAMES OF REPORTING PERSONS

         IRS IDENTIFICATION NOS. ABOVE PERSONS (ENTITIES ONLY)

         DELTA AIR LINES HOLDINGS, INC.

         IRS IDENTIFICATION NO. 51-0323487


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)[ ]
                                                                        (b)[ ]


3.       SEC USE ONLY


4.       SOURCE OF FUNDS

         AF


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(e) OR 2(f)
                                                                           [ ]
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE


7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,995,000


8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES                                                            [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         28%


10.      TYPE OF REPORTING PERSON

         CO

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         CUSIP No. 04338Q 10 7
         ---------------------

                                    14D-1/A

1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. ABOVE PERSONS (ENTITIES ONLY)
         DELTA SUB, INC.
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                       (b) [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS

         AF


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(e) OR 2(f)                                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         GEORGIA


7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,995,000


8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES                                                            [ ]


9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         28%


10.      TYPE OF REPORTING PERSON

         CO

          This Amendment No.1 amends and supplements the Tender Offer Statement on Schedule 14D-1 ("Schedule 14D-1") filed on February 22, 1999 by (i) Delta Air Lines, Inc., a Delaware corporation ("Delta"), (ii) Delta Sub, Inc., a Georgia corporation and an indirect, wholly owned subsidiary of Delta ("Delta Sub") and (iii) Delta Air Lines Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Delta, relating to the offer by Delta Sub to purchase all of the issued and outstanding shares (the "Shares") of common stock, $0.10 par value per share, of ASA Holdings, Inc., a Georgia corporation ("ASA"), at a price of $34.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 1999 and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) to Schedule 14D-1 (which are herein collectively referred to as the "Offer").

          Capitalized terms not separately defined herein shall have the meanings specified in the Schedule 14D-1.

Item 4.  Source and Amount of Funds or Other Consideration

          Item 4 is hereby amended and supplemented as follows:

          (a)-(c) On March 2, 1999, Delta issued $300 million aggregate principal amount of its Medium-Term Notes, Series C (the "Notes") in an underwritten public offering. The Notes were sold at an initial public offering price of 99.924% of their aggregate principal amount; bear interest at the rate of 6.65% per annum, payable semi-annually commencing September 15, 1999; and mature on March 15, 2004. The net proceeds to Delta of approximately $298 million from the sale of the Notes will be used to pay a portion of the funds required by Delta and Delta Sub to consummate the Offer and the Merger and to pay related fees and expenses.

          The Notes were issued under an Indenture dated as of May 1, 1991 (the "Indenture"), between Delta and The Bank of New York, successor to The Citizens and Southern National Bank of Florida, as trustee (the "Trustee"). The Notes constitute a single series of unsecured and unsubordinated debt securities of Delta which rank on a parity with all other unsecured and unsubordinated indebtedness of Delta. The Notes are not subject to any negative covenants. The Indenture includes the following events of default with respect to the Notes: (i) failure to pay principal on the Notes within 5 business days of their maturity; (ii) failure to pay interest on the Notes within 30 days of when due; (iii) failure to perform any covenant of Delta in the Indenture for 60 days after written notice is provided to Delta of such violation; (iv) a default under any indebtedness for money borrowed by Delta or certain of its subsidiaries which either (x) results from the failure of Delta or such subsidiary to repay the principal amount due upon maturity in an amount in excess of $75 million or (y) results in the acceleration of such indebtedness in an amount in excess of $75 million, and in either case such indebtedness has not been discharged or such acceleration has not been rescinded or annulled within 10 days after written notice is provided to Delta by the Trustee or the holders of 25% or more of the principal amount of the Notes; and (v) certain events of bankruptcy, insolvency or reorganization involving Delta. The Indenture also provides that Delta may, without the consent of Noteholders, consolidate with, or merge into, or transfer or lease its assets substantially as an entirety to, any person, if (a) the successor person to such transaction is organized under the laws of any U.S. jurisdiction and assumes Delta's obligations under the Notes and (b) no default would exist and be continuing under the Notes after giving effect to such transaction. The foregoing summary of certain provisions of the Indenture does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Indenture, a copy of which appears as Exhibit (b)(2) hereto.

Item 10.  Additional Information

          Item 10(b)-(c) is hereby amended and supplemented as follows:

          (b)-(c) On February 25, 1999, Delta and Delta Sub were notified that they had been granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Offer. On March 3, 1999, Delta and ASA issued a joint press release regarding such early termination. The full text of the press release is attached hereto as Exhibit (a)(9) and is incorporated by reference herein.

Item 11.  Material to Be Filed as Exhibits

          Item 11 is supplemented as follows:


99.(a)(9)  Joint press release issued by Delta and ASA on March 3, 1999.

99.(b)(2)  Form of Indenture dated as of May 1, 1991, between Delta and The
           Bank of New York, successor to The Citizens and Southern National Bank of Florida, as trustee. (Incorporated herein by reference to Exhibit 4 to the Delta Registration Statement on Form S-3, Registration No. 33-40190.)

     After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


March 3, 1999                          DELTA AIR LINES, INC.


                                       By:  /s/ Maurice W. Worth
                                          -----------------------------------
                                          Name:  Maurice W. Worth
                                          Title: Chief Operating Officer


                                       DELTA AIR LINES HOLDINGS, INC.


                                       By: /s/ Maurice W. Worth
                                          -----------------------------------
                                          Name:   Leslie P. Klemperer
                                          Title: Vice President and Secretary


                                       DELTA SUB, INC.


                                       By: /s/ Dean C. Arvidson
                                          ------------------------------------
                                          Name:  Dean C. Arvidson
                                          Title: Secretary

                                 EXHIBIT INDEX


Exhibit No.
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99.(a)(9)   Joint press release issued by Delta and ASA on March 3, 1999.

99.(b)(2)   Form of Indenture dated as of May 1, 1991, between Delta
            and The Bank of New York, successor to The Citizens and
            Southern National Bank of Florida, as trustee.
            (Incorporated herein by reference to Exhibit 4 to the Delta Registration Statement on Form S-3, Registration No.
            33-40190.)




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